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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 For the three-month period ended March 31, 1999

                             SAP AKTIENGESELLSCHAFT
            SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
             (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F         [X]                                Form 40-F        [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes               [  ]                               No               [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.



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                            SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

On April 21, 1999, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued:

         (i) a Press Release announcing its results for the three-month period ended March 31, 1999, which Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein; and

         (ii) a Press Release announcing the impact of the Company's adoption of U.S. generally accepted accounting principles on its results for the three-month period ended March 31, 1999, which Press Release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Any statements contained in the Exhibits hereto that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "believe," "expect," and "project," as they relate to the Company, are intended to identify such forward-looking statements. The Company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the Securities and Exchange Commission (the "SEC"), including its most recently filed Form 20-F and Form F-1, as filed with the SEC on June 22, 1998, and the Company's Form 20-F for 1998 that is expected to be filed with the SEC in April 1999.


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                                    EXHIBITS

Exhibit No.                  Exhibit

99.1                         Press Release, dated April 21, 1999.


99.2                         Press Release, dated April 21, 1999.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SAP AKTIENGESELLSCHAFT SYSTEME,
                                     ANWENDUNGEN, PRODUKTE IN DER
                                     DATENVERARBEITUNG
                                     (Registrant)



                                     By: /s/  Dieter Matheis
                                         __________________________________
                                              Name:  Dieter Matheis
                                              Title: Chief Financial Officer



                                     By: /s/  Hasso Plattner
                                         __________________________________
                                              Name:  Hasso Plattner
                                              Title: Co-Speaker of the
                                                     Executive Board

Date:  April 26, 1999





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                                  EXHIBIT INDEX


Exhibit No.            Exhibit

99.1                   Press Release, dated April 21, 1999.



99.2                   Press Release, dated April 21, 1999.





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